Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Announces a $2.5 million financing
Montréal, May 16, 2008 — Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) (“Campbell”) is pleased to announce that it intends to complete a non-brokered private placement (the “Private Placement”) of up to 20,833,334 flow-through common shares priced at $0.12 per flow-through common share, for total proceeds of up to $2,500,000. Campbell intends to pay a cash commission of 6% of the total proceeds of the Private Placement.
The closing of the private placement is scheduled for May 22, 2008 or such other time as Campbell may determine, but no later than June 12, 2008. All securities issued pursuant to the Private Placement will be subject to a four month hold period. The Private Placement is subject to approval by the Toronto Stock Exchange.
Campbell intends to continue its exploration program on the Corner Bay property and other properties it owns in the Chibougamau area.
Campbell is a mining company focusing mainly in the Chibougamau region of Québec, holding interests in gold and gold-copper exploration and mining properties.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
For more information:

Campbell Resources Inc. André Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron, hperron@renmarkfinancial.com Julien Ouimet, jouimet@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com